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                              February 28, 2023

       Geoffrey Davis
       Chief Financial Officer
       Melco Resorts & Entertainment LTD
       38th Floor, The Centrium, 60 Wyndham Street
       Central, Hong Kong

                                                        Re: Melco Resorts &
Entertainment LTD
                                                            Response Letter
dated October 7, 2022 for
                                                            Form 20-F for the
Year Ended December 31, 2021
                                                            Filed on March 31,
2022
                                                            File No. 001-33178

       Dear Geoffrey Davis:

              We have reviewed your October 7, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 23, 2022 letter.

       Form 20-F for the Year Ended December 31, 2021

       General

   1.                                                   We note your response
to prior Comment 1 and the proposed revision to your
                                                        disclosure. Please
revise to identify each officer and/or director located in China, Hong
                                                        Kong or Macau.
       Item 3. Key Information, page 12

   2. We reviewed your response to comment 4 and the proposed revisions to your disclosure.
                                                        Please specifically
quantify the dividends or distributions made to U.S. investors along with the source.
 Geoffrey Davis
Melco Resorts & Entertainment LTD
February 28, 2023
Page 2

       You may contact Ameen Hamady at 202-551-3891 or Mark Rakip at 202-551-3573 if
you have questions regarding comments on the financial statements and related matters. Please contact Victor Rivera Melandez at 202-551-4182 or David Link at 202-551-3356 with any other questions.



                                                          Sincerely,
FirstName LastNameGeoffrey Davis
                                                          Division of
Corporation Finance
Comapany NameMelco Resorts & Entertainment LTD
                                                          Office of Real Estate
& Construction
February 28, 2023 Page 2
cc:       David C. Lee
FirstName LastName